Mail Stop 3720

February 17, 2006

Micah Grinstead
Chief Executive Officer
Radiate Research Inc.
Suite 444, 300 March Road
Ottawa, ON, K2K 2E2
Canada

> **Re:** **Radiate Research Inc.**
> **Registration Statement on Form F-1**
> **Filed January 24, 2006**
> **File No. 333-131249**

Dear Mr. Grinstead:

We have reviewed your Form F-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your fee table references footnote (3), yet there is not footnote (3) to the table.
        Please revise.

2.   Please update all of the information in your registration statement, as appropriate,
        as of the most recent practicable date.

3.   Please update your financial statements in accordance with Item 4 of Form F-1.

Prospectus Cover

4.   Please disclose your name on the prospectus cover. See Item 501(a)(1) of
        Regulation S-B. Please also disclose the price per share of the securities being
        sold by the selling shareholders.

5.   Highlight the cross-reference to your risk factors section by prominent type or by
        another manner. See Item 501(a)(5) of Regulation S-B.

6.   We note your disclosure that "[you] expect to apply to be quoted on the OTC
        Bulletin Board shortly after [your] registration statement becomes effective."
        Please revise the disclosure to make clear that only market makers may apply
        with the NASD to have a company's securities accepted for trading on the OTC
        Bulletin Board and state, if true, that you have not identified broker dealers who
        have expressed an interest in becoming market makers in the company's
        securities.

Prospectus Summary

7.   Please disclose the following in this section:

        • Your revenues and net losses since inception and the fact that you have no
          significant assets;

        • Your auditors have expressed substantial doubt about your ability to continue
          as a going concern;

        • You currently have one full-time employee;

        • A brief discussion of your recent corporate reorganization;

        • A current exchange rate; and

- Whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.

The Offering

8.   The number of shares listed in the bullet points in this section do not add up to the 3,637,400 shares being registered for resale. Please revise to describe when all of the shares and shares underlying warrants were issued.

9.   Disclose the percentage of your outstanding shares that are being offered in this offering.

10.   Advise us in your response letter and disclose the facts and circumstances surrounding the 37,400 common shares issued to your existing shareholders as part of your November 9, 2005 corporate reorganization. Were these shares issued to existing shareholders on a pro rata basis? If not, please explain. Describe also the consideration exchanged in the transaction and tell us how you plan to account for and to determine the value of this issuance.

Risk Factors

11.   Add a risk factor that your company consists of only one full-time employee and one consultant. In this regard, discuss the how they will have to develop the company's fledgling business and manage the reporting requirements of a public company. Also, it is unclear from Mr. Grinstead's biography whether he has any public company experience, including experience as a principal executive officer and principal accounting officer of a public (or private) company. If applicable, please highlight any lack of experience.

12.   Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "[You] may be held liable for harm caused by products that [your] customers use" and "[Your] success will be dependent upon [your] ability to adapt to technological advances."

These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.

We are a development stage company . . .

13.   Please briefly describe the "risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development." Please also include the correct date of inception.

We will require additional financing . . .

14.   We note your disclosure that you "may encounter unforeseen difficulties that may deplete [your] limited capital resources more rapidly than anticipated." Please quantify your "limited capital resources" and disclose when you anticipate these resources to be depleted.

Our success will depend upon the continued services of [your] senior management

15.   Rather than referring to "senior management" in your caption and "key personnel" in your text, please revise so that it is clear that Mr. Grinstead is your sole officer. Also, your disclosure that the loss of his services "could have a material adverse effect upon [your] business" is generic. Please disclose specifically how your business would be impacted. For example, would you need to cease operations?

The issuance of additional shares may impact the value of our Common Stock

16.   We note the disclosure in note 6 to your financial statements. To provide context to this risk factor, discuss the potential impact of the issuance of the 47 million additional common shares.

Our officers and directors and existing shareholders own a substantial interest . . .

17.   Revise to clarify whether your officers and directors collectively hold greater than a majority of the voting power of the company's stock. You provide disclosure as to the number of shares but not the voting power.

18.   The disclosure in the second paragraph relates to a different risk. Please include an appropriate risk factor caption. In addition, please revise the text to clearly state what the risk is to investors. In this regard, please specifically state that even

if your stock is approved for quotation by a market maker through the over-the-counter bulletin board, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. In addition, please briefly describe the process and any uncertainties regarding obtaining a listing on the Frankfurt exchange. In this regard, in the last sentence you state that your failure to obtain the Frankfurt listing could result in adverse Canadian tax consequences for your non-Canadian shareholders but you do not explain what these consequences would be. Because this addresses a separate risk, please include a separate risk factor regarding the specific risks associated with a failure to obtain a listing on the Frankfurt exchange.

Our success will depend on [your] ability to protect [your] proprietary technology

19.   Please describe the specific rights you have as the assignee of patent applications, the expected timing of these applications and the challenges in protecting these rights.

The sale or transfer of [your] common stock . . . will be subject to the . . . "penny stock rules"

20.   The detail you go into in this risk factor regarding the specific provisions of the penny stock rules is more appropriate in the "Description of Share Capital" section of your prospectus. It is too much detail for the risk factors section. In your risk factor, you should discuss the risk only. Also, when you move this disclosure to the "Description of Share Capital" section, please revise this disclosure to explain the penny stock rules using clear, everyday language so that investors can understand these rules. In this regard, where you state that "prior to the transaction the broker dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9," please briefly describe the suitability requirements under Rule 15g-9(b) rather than merely referring to the Rule 15g-9.

Forward-Looking Statements

21.   Since the safe harbor created by the Private Securities Litigation Reform Act of 1995 is not available to the company, please remove the reference to the statutory safe harbor.

Use of Proceeds

22.   Disclose the number of shares underlying the warrants and the amount you would receive if all of the warrants are exercised. Additionally, briefly highlight whether the $150,000 that would be raised if all the warrants are exercised would be sufficient to fund all your stated uses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

23.   Please refer to Item 303(b) of Regulation S-B and expand this section to discuss your prospects for the future. Provide a detailed business plan for your operations. For example, please address how you plan to address the going concern opinion. Also, please describe how you intend to generate significant sales in Canada and expand your business into the U.S. and the related uncertainties for accomplishing these goals. Clarify whether you will seek additional manufacturers and sellers of your product, and if not, how you will be able to increase Abond's sales of your product.

Revenue Recognition

24.   Revise to explain in reasonable detail why you consider your revenue recognition policy a critical accounting policy. In doing so, explain what estimates of management involve uncertainties and what events could affect your stated results.

Recent Accounting Pronouncements

25.   Clarify why management believes the adoption of SFAS 123 "is expected to have a material effect on the financial statements of Radiate during the calendar year of 2006" when the company has no options outstanding.

Results of Operations

26.   Clarify what was the source of your revenue. If true, indicate that your only source of revenue is from payments received from Abond pursuant to your license agreement.

27.   Clarify what your "estimation issues" were that resulted in your gross loss.

28.   Please disclose, if true, that the $91,750 in consulting fees was paid under your consulting agreement with Mr. Tuddenham.

Liquidity and Capital Resources

29.   Your disclosure that the "[t]he timing of these additional subscriptions of share warrants is contingent upon our obtaining effectiveness of this Registration Statement" is unclear. It is unclear whether you are referring to share warrants to be issued in the future or ones that have already been issued. If the warrants have already been issued, it is unclear why the "timing of these additional subscriptions ...is contingent upon...[the] effectiveness of this Registration Statement." Please

revise this section to update your disclosure.

30.   Expand your discussion of your capital resources to include a discussion of the liquidity made available through issuances of shares and warrants after the May 31, 2005 balance sheet date as required by Item 5.B.1(a) of Form 20-F.

31.   Revise to provide a more detailed analysis of your available and planned sources of liquidity. We note your reliance upon proceeds that may be received from the exercise of outstanding warrants. By our calculations, this amounts to $150,000. Discuss whether this amount would be sufficient to fund all your planned capital expenditures (e.g. targeting the U.S. market) and the cost of being a public company. Disclose a timeframe in which you must receive funds from the warrant exercises or elsewhere before you will have to "scale down our operations." We note that you are already beyond the end of the fourth quarter of 2005 and no warrants have been exercised.

32.   We note the disclosure contained in note 6 to your financial statements. Please revise to discuss the impact of this offering on your capital resources and planned capital expenditures.

Business

Sales and Marketing

33.   We note your disclosure regarding the annual royalty under your license agreement with Abond but please describe the additional financial terms contained in Article 3 of your license agreement. Also, please clarify whether Abond is the exclusive licensee and distributor of the change system and disclose whether Abond will also market your product in the U.S.

Management

34.   Please include dates of employment in each biography so that it is clear what each individual's experience was for each of the past five years. For example, you list the companies where Mr. Grinstead worked but it is not clear where Mr. Grinstead worked in each of the past five years.

Principal Shareholders

35.   We note that you have separately listed each shareholder's warrants but please also revise your table so that it is clear how many Class A and Class B shares each shareholder holds. Furthermore, reconcile footnote (2) with your statement later that no Class B shares are currently outstanding. Also, please include each shareholder's address and disclose the natural person(s) who have voting and

investment control over the shares held by Bayside Associates, Manillo Investors, Kensington Group, Trufello Associates and Castlegate Group, as you have disclosed in your selling shareholder section.

Related Party Transactions

36.   Please describe the demand loans that are disclosed in Note 4 of your financial statements. Also, disclose whether you believe the terms of the license agreement are more or less favorable than could have been obtained from an unaffiliated third party.

37.   Provide detail as to the reasons for the payments of $78,000 to Mr. Roberts.

Selling Shareholders

38.   Please reconcile the different beneficial ownership amounts in the principal shareholders table and the selling shareholders table for Mr. Grinstead, Mr.Keays and Mr. Napke.

39.   Please include a column to show the amount and percentage of the class that will be owned by each shareholder after the offering is complete.

40.   Please advise us in your response letter whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act. You should revise the Plan of Distribution to state the names of selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

41.   For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

- The seller purchased in the ordinary course of business, and
- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

Grant of Registration Rights

42.   Please provide more detail regarding your grant of these rights. For example, it appears these registration rights were granted under your securities purchase

agreement dated October 19, 2005. Please briefly disclose the transaction and how many shareholders received these rights.

Taxation

43.   We note you disclosure that "[m]anagement of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder . . ." Please note that management does not have the authority to opine on tax consequences. Please tell us in your response letter what authority management relied upon for this disclosure.

Where You Can Find More Information

44.   Please revise the address of the SEC's public reference room to reflect our new location at 100 F street, N.E., Washington, D.C. 20549.

Financial Statements and Notes

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

45.   We note your disclosure that "[r]adiate recognizes revenues at the time of shipping or substantial completion of installation of the products. Billing in advance of services rendered will be recorded as deferred revenue and are recognized at the time services are rendered". Tell us in your response letter and disclose in more details the nature of the products and services you provided. Also, advise us how you apply SAB 104 in recognizing your revenues with respect to each of your products and services.

46.   Expand your related party disclosure as required by paragraph 2 of SFAS 57. Disclose the terms of your licensing agreement with Abond Corporation including the annual royalty revenue terms consistent with your disclosure in the Related Party Transaction section and elsewhere in the filing. Also, disclose in MD&A the impact of the licensing agreement on your financial condition and results of operations.

Note 2 – Going Concern

47.   Refer to the fourth paragraph of page 39, which addresses uncertainties concerning your continued existence as a going concern. Include a more detailed description of management's specific viable plans that are intended to mitigate the effect of such conditions. Give management's assessment of the likelihood that such plans can be effectively implemented. Clearly identify and discuss those

elements of the plans that are particularly significant or critical to overcome your present financial difficulties. Include a reasonably detailed discussion of the Registrant's ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. Include your viable plan description in Management's Discussion and Analysis of liquidity and in the footnotes to the financial statements. Refer to Financial Reporting Codification §607.02.

Note 6. Subsequent Event

48.   Refer to the first and third bullet points of The Offering section and to Note 6, which indicate that you completed additional private placements after your May 31, 2005 balance sheet date. Expand your disclosure to include a more detailed description of these placements. Describe the consideration exchanged. Discuss the terms of these issuances and how you plan to account for these common shares and related warrants. Also, see AU Sections 560.05 and 560.06.a. and tell us about your consideration of the significance of these placements and whether or not the disclosure within your audited historical financial statements should be supplemented with pro forma financial data giving effect to these subsequent events as if they had occurred on the date of your most recent balance sheet. If applicable, it may be desirable to present pro forma statements, usually a balance sheet only, in columnar form on the face of the historical statements.

49.   It appears from the disclosure in the twelfth and thirteenth paragraphs of the Risk Factors section that substantial amounts of Class A and Class B Special Shares were issued to officers and directors after to your May 31, 2005 balance sheet date. Describe for us in your response letter and expand your disclosure to provide a more complete description of these transactions. Describe the consideration exchanged and the conversion terms of these shares. Tell us of your consideration of whether or not these issuances included elements of compensation. Describe how you plan to account for these special share issuances and their conversion features. Please refer to all pertinent authoritative accounting literature in your response. If applicable, it may be desirable to include these issuances in a pro forma balance sheet in columnar form on the face of your historical statements.

Item 7. Recent Sales of Unregistered Securities

50.   Please update this section to include all transactions to the present. Please also provide all of the information required by Item 701 of Regulation S-B. For example, include the date, title and amount of securities sold for each transaction and the exemption from registration that you relied upon. Please also identify the persons or class of persons to whom you sold the securities.

For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

Item 9. Undertakings

51.   In your amended filing, please provide the undertaking required by Item 512(g)(2) of Regulation S-B. See new Item 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Signatures

52. Please indicate who is signing the registration statement as your principal financial officer and your controller or principal accounting officer. Please see Form F-1's instructions for signatures.

Exhibits

53.   We note that the form of warrants are referred to in the securities purchase agreement that you filed as exhibit 10.3 but these warrants are not included as exhibits. Accordingly, please file the warrants as exhibits.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (928-469-8118)
     David Dobbs, Esq.
     David M. Dobbs P.C.